Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275133

Prospectus Supplement No. 5

(To Prospectus dated November 14, 2024)

VinFast Auto Ltd.

95,273,331 Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated November 14, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-275133). The Prospectus relates to the offer and sale, from time to time, by YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”), of up to 95,273,331 ordinary shares in the capital of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G) (“we,” “us,” the “Company” or “VinFast”), no par value (“ordinary shares”) that we may, at our discretion, elect to issue to Yorkville from time to time, pursuant to the Standby Equity Subscription Agreement, dated as of October 20, 2023, entered into by and between Yorkville and the Company.

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW.” On January 10, 2025, the last reported sale price of our ordinary shares and warrants as reported on Nasdaq was $4.24 per ordinary share and $0.43 per warrant, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 13, 2025

VinFast Auto Ltd. (“VinFast”) delivered more than 20,000 electric vehicles (“EVs”) to customers in Vietnam during December 2024, bringing the total number of EVs delivered for the full year in Vietnam alone to more than 87,000 units. VinFast has surpassed its global delivery target for 2024, firmly consolidating its leading position in Vietnam.

While VinFast has seen robust demand across models, the VF 5 stands out as the best-selling model in the domestic SUV A-segment, and in the overall domestic market with more than 4,900 deliveries in December and more than 32,000 in 2024. Followed closely is the VF 3 with more than 8,800 and 25,000 deliveries in December and the full year, respectively.

Following the significant milestones that VinFast achieved in 2024, VinFast announced four models under the company’s new “Green” series that have been optimized for transportation services businesses, with deliveries expected to begin in 2025.

Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association, Thanh Cong Group and Company internal data (for VinFast only).